HCI GROUP, INC.

June 19, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	HCI Group, Inc.

Registration Statement on Form S-3

Originally Filed: May 15, 2020

Amendment No. 1 Filed: June 12, 2020

Amendment No. 2 Filed: June 19, 2020

File Number 333-238316

Dear Ms. Bednarowski:

On behalf of HCI Group, Inc., a Florida corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Tuesday, June 23, 2020 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours,

HCI Group, Inc.

By:	/s/ Andrew L. Graham
Name:	Andrew L. Graham
Its:	Secretary and General Counsel